[Wyche, Burgess, Freeman & Parham, P.A. letterhead]


                                        (864) 242-8290

                                 March 30, 1998

BY FEDERAL EXPRESS
Bankers Trust Company
Four Albany Street
New York, NY 10015
Attn: Ms. Sandra Shaffer
     Corporate Trust & Agency Group


       RE: Release of The Loan Pro$, Inc. and Premier Financial Services, Inc. (the "Guarantors") from their guarantee (the "Guarantee") of Emergent Group, Inc.'s (the "Company") 10-3/4% Senior Notes, due 2004, Series A and B (the "Notes")


Sandra:

        On March 18, 1998, the Company sold substantially all of the assets of the Guarantors (the "Sale"). Pursuant to the terms of the indenture, dated September 23, 1997 (the "Indenture"), between the Company, the Subsidiary Guarantors (as defined in the Indenture and including the Guarantors) and Bankers Trust Company as trustee (the "Trustee"), the Company and the Guarantors hereby notify the Trustee of the release of the Guarantors from their Guarantees pursuant to the terms of Sections 1013 and 1203 of the Indenture. Please find enclosed the following documents required by Sections 1013 and 1203 of the
Indenture:

        (1)    an Officers' Certificate (as defined in the Indenture);
        (2) board resolutions of the Company and the Guarantors pertaining to the adequacy of consideration received in the asset sale; and
        (3)    an Opinion of Counsel (as defined in the Indenture).

        The board resolution of Emergent Group, Inc. is dated January 28, 1998, which was the day the Sale was originally expected to close, and described the Sale as a stock sale to Capital City Acceptance, Inc. rather than an asset sale to TranSouth Financial Corporation. The Company and the Guarantors believe that the Sale as it finally occurred on March 18, 1998 is materially the same as the transaction approved in the January 28, 1998 board resolution of the Company and so has not provided a new board resolution.
        Pursuant to the terms of Section 1203 of the Indenture, please send us an acknowledgment of your receipt of the enclosed documents and an acknowledgment of the release of the Guarantors from their Guarantees.

        If I can be of any assistance to you, please do not hesitate to call me. It has been a pleasure working with you in this matter. With best regards, I remain


                                            Very truly yours,

                                            /s/ Eric K. Graben

                                            Eric K. Graben

Enclosures

cc:       Don Lancaster, Esq.
          Seward & Kissell
          One Battery Park Plaza
          New York, NY 10004